Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	September 22, 2011
NYSE: SVM

SILVERCORP REPURCHASES APPROX. $35 MILLION OF SHARES UNDER NCIB

VANCOUVER, British Columbia – September 21, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) announced it has acquired a total of 4,468,012 of its common shares at a total cost of $34,949,140 (average price of CDN$7.82 pursuant to its normal course issuer bid (“NCIB”) announced on June 17, 2011. Under the existing NCIB the Company intends to acquire up to 10 million common shares. All common shares purchased under the NCIB will be cancelled.

Annual General Meeting

The Company will be holding its Annual General Meeting at the Malaspina Room on the Concourse Level of the Fairmont Waterfront, 900 Canada Place Way, Vancouver British Columbia at 10:00 a.m. on Friday September 23, 2011. All attendees are asked to bring proof of share ownership (as of the record date of August 19, 2011) and proper identification. Non-shareholders wishing permission to attend are asked to call the company to if they would like to receive a guest invitation.

Continuing Short and Distort Attacks

Anonymous short sellers continue to post false and misleading allegations against the Company, in their continued effort to cast doubt on the Company’s financial statements. Silvercorp has published detailed, complete and accurate information that refutes these types of the allegations made about Silvercorp itself. An independent committee of our Board, lawyers, KPMG Forensics Inc. and regulatory authorities are looking into the anonymous reports and allegations made about Silvercorp. We are confident that they will confirm that Silvercorp has been targeted unfairly. In the meantime, the evidence and information we have provided proves that this is not an issue about Silvercorp - and never has been. This is an issue about nefarious short sellers who are attempting to manipulate our share price. We are taking legal steps to protect our shareholders. We are also calling on securities regulators in Canada and the USA to step up efforts to protect companies like ours from dishonest short sellers.

For more information please go to http://www.silvercorpmetals.com/fights-shorts-distort/

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. The Company is developing its GC silver-lead-zinc mine in the Guangdong Province and recently acquired the BYP gold-lead-zinc mine in Hunan province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorpmetals.com.